SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2003

                        (Commission File No. 001-14499)

EMBRATEL PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name in English)

Rua Regente Feijo, n(degree) 166 - 16(degree) andar, Sala 1687B 20.060-060 Rio de Janeiro - RJ, Brazil (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         EMBRATEL PARTICIPACOES S.A.

Date:    February 10, 2003

By

Name:   Daniel Eldon Crawford
Title:  President


EMBRATEL REPORTS 2002 NET REVENUES OF R$7.1 BILLION EBITDA rose 36% to R$1.4 billion; Operating cash flow was R$ 1.5 billion Initiated local services Fourth quarter net income of R$112 million


Rio de Janeiro, Brazil, February 4, 2003 - Embratel Participacoes S.A. (Embratel Participacoes or the "Company") NYSE: EMT; BOVESPA: EBTP3, EBTP4, the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"). Today announced Fiscal Year 2002 and Fourth Quarter 2002 results. All financial figures are in Reais and based on consolidated financial statements in "Legislacao Societaria"


Highlights

Embratel reported net revenues of R$7.1 billion in 2002 and R$1.7 billion in the fourth quarter of 2002. Continued effort to manage calls and to discontinue services to non- payers, resulted in a more profitable revenue stream and led to voice revenues of R$5 billion in 2002. In the fourth quarter voice revenues were R$1.2 billion.
Data & Internet revenues rose 4 percent to R$1.8 billion in 2002. In the fourth quarter, data & Internet revenues also rose 3.4 percent year-over-year and 3.1 percent quarter-over-quarter reaching R$451 million. Total data revenues were R$471 million in the quarter.
EBITDA was R$1.4 billion in 2002 and R$316 million in the fourth quarter. Adjusted for the reclassification of employee profit sharing and the retirement incentive program, EBITDA margin would have been 19.8 percent in 2002 and 20.1 percent in the fourth quarter of 2002.
Net income for the fourth quarter of 2002 was R$ 112 million. Provisions for doubtful accounts halved to 8.8 percent of net revenues in 2002 from 15.5 percent in 2001. In the fourth quarter provisions for doubtful accounts were 8.0 percent of net revenues as collections continue to improve. This was the fourth consecutive quarter of decline in provisions for doubtful accounts. Net debt amortization was US$54 million in 2002. Cash from operations was R$1.5 billion and year-end cash position rose to R$887 million, a 17.2 percent increase relative to the previous 2002 quarter.
Capex was R$1.0 billion in 2002.
Local services were initiated on a commercial basis.


Data Communication Services

Data and Internet revenues grew 4 percent in 2002

Embratel data communications revenues (data & Internet and wholesale) were R$1,832 million in 2002, representing a 1.0 percent increase relative to 2001. Data & Internet revenues of R$1,757 million rose 3.9 percent from R$1,691 million in 2001. " This performance is quite an achievement" said Jorge Rodriguez, President of Embratel, "2002 was a year of slow economic growth, considerable uncertainty and continued downward pressure on prices, but Embratel increased the number of installed 2Mbit equivalent circuits by 52 percent between December 2001 and 2002 and grew revenues."

The increase in the installed circuit base was the result of new services, net client additions, and bandwidth capacity growth for existing clients. It reflects the fact that Embratel maintains a very solid position in the data market and is well prepared to benefit from economic recovery.

Switched and satellite services revenues rose respectively 23 and 16 percent offsetting declines in dedicated services. Internet services revenues were flat in 2002.

Since privatization, Embratel has achieved a higher level of diversification in data revenues and grew its base in value added services. The services that lost ground in the revenue composition were those of a more commodity nature. As evidence of the company's innovative capabilities, approximately 27 percent of our data revenues derive from services that were developed in the past 4 years.

As a recent example, Embratel enhanced its Business IP VPN service, which is based on Multiproctocol Label Switching (MPLS) by introducing Quality of Service
(QoS) guarantees. This additional feature enables clients to prioritize critical applications and differentiate traffic treatment at different parts of the VPN. This new feature is particularly useful in Multimedia applications and is customized according to client request. There are no restrictions as to distance nor speed since the feature can be offered from 64Kbps to 622Kbps throughout Embratel's entire Internet backbone currently comprising of 150 points-of-presence, 26 routing centers, two-way and 35Gbps transport capacity.

In addition, our client base has continued to expand. In the past 2 years, the net client base rose 28 percent. Embratel has also diversified client base in the past four years adding more medium and small companies to its client list. This has been the result of a coordinated strategy involving sales effort, product and access development. Services such as the attractive Business Link Facil, a 60Kbps dedicated Internet link geared to the medium and small size business market can be offered competitively through Embratel's digital access network and points of presence. Through fiber, digital radio and wires, Embratel currently has direct connections to more than 32 thousand clients providing both data and voice services. This client base, which comprises most of the country's largest companies, will be our entry point for local services (see below).

In the fourth quarter 2002, Embratel's data communications revenue of R$471 million rose 3.3 percent sequentially and 1.9 percent annually. Again switched services accounted for the majority of this growth while dedicated, satellite and Internet revenues either grew or remained flat. In October 2002 Brazil elected senators, congressmen, state governors and a new president in a two-round election. Winners were known on the same day, at most, on the second day of voting. Embratel is proud to have provided services that contributed to this process.

Embratel greatly enhanced operating efficiency in 2002. Service recovery within six hours rose 11.1 percent. Average recovery time fell by half. The number of activations within 30 days rose 39 percent and the average time for activation dropped by 11 days. This excellent operating efficiency was recognized by our clients. In a Yankee Group research (Sep/Oct 2002) Embratel was rated as either excellent or very good by 74 percent of its clients.


Voice Services

Domestic Long Distance

Call management continues to contribute to enhanced revenues

As Embratel continued to focus on profitable revenues, it increased the number of lines blocked because of delinquency and fraud. At the end of 2001, approximately 1.8 million lines were blocked. This number more than doubled to
4.6 million in December 2002. This was the major cause for the decline of 4.4 percent in domestic long distance revenues of R$4.4 billion in 2002. Average domestic long distance revenue per minute in 2002 rose 3.0 percent year-over-year 2001 and 12 percent compared to 2000.

Market opening to more competitors also contributed to the reduction in domestic long distance revenues. The major impact from competition was felt on inter-regional long distance revenues arising from 0800 services belonging to the two regional operators that were authorized to handle inter-regional calls. Revenues from these two operators were approximately R$73 million in the first six months of the year. They dropped to R$20 million in the third quarter and to zero in the fourth because these operators directed this captive traffic to their own networks (in turn, Embratel began to book local revenues related to its own 0800 services). Competition also impacted residential traffic.

Embratel continues to grow revenues from its core business market. As part of its strategy to replace basic voice revenues with Embratel services that provide more value to corporate clients, the company continued to increase sales of VipPhone and Advanced Voice services. Combined revenues from these value added services increased 32 percent in 2002. The number of VipPhone clients rose by 55 percent in 2002. Embratel had no VipPhone clients in 1998 and today, they number nearly 5,000. Also revenues from business clients in alternative calling plans have grown more than 200 percent.

With respect to the residential and small company markets, Embratel has emphasized not only profitable but also recurring payer revenues. Embratel offered and was able to increase the number of customers in automatic debit accounts by 34 percent in 2002, thereby ensuring payment. Internet bill payment, introduced in December 2001, has grown significantly. Together, automatic debit and Internet bill payment represent approximately 30 percent of basic domestic long distance voice revenues. The number of lines co- billed monthly is approximately 25 percent of the recurring bills. In addition, Embratel continues to attract customers to alternative calling plans. Revenues from residential and small company customers in alternative calling plans has increased 131 percent in 2002.

Domestic long distance revenues in the fourth quarter were R$1.0 billion. As Embratel continues to enhance its knowledge of the non- paying client base, a substantial amount of lines were blocked in the fourth quarter, representing approximately 46% of the total amount of lines blocked in 2002. Although, the impact of this blocking on provisioning for doubtful receivables will only be visible in subsequent months, the impact on revenues is immediate and compared to the previous 2002 quarter, domestic long distance revenues declined 7.5 percent. Compared to the same year-ago quarter revenues fell 11.4 percent. Most of the decline in basic voice revenues (does not include advanced voice, VipPhone, etc.) is attributed to additional blocking of lines that due to bad debt and fraud were not profitable to Embratel. Competition and seasonal factors accounted for the remaining part of the decline. The fourth quarter had 62 business days compared to 66 in the third quarter and long holiday weekends contributed to even lower business traffic.

International Long Distance

Revenues stabilized in the fourth quarter of 2002

In the fourth quarter, international long distance revenues were R$168 million. Compared to the third quarter of 2002, international revenues grew 1.8 percent primarily due to inbound flows. Outbound revenues declined mainly as a result of blocking activity (fraud) and also due to competition, which seems to have stabilized in the fourth quarter.

International long distance revenues fell to R$667 million in fiscal year 2002 compared to R$857 million in 2001. In addition to our improved ability to detect fraud, which resulted in a larger amount of blocked lines, competition also contributed to the loss of traffic and the decline in revenues. Pricing however, remained relatively stable for outbound calls.

Local Services

Embratel initiated local services in the fourth quarter of 2002. Services have been launched on a commercial basis. To date, more than 300 clients have contracted local services. As Embratel interconnects new cities, it migrates its offices to its own service. Embratel local services start with a 2121 prefix. The company will be providing local services in 29 cities (including virtually all state capitals and other cities in the state of Sao Paulo). "As the only truly national local services player" said Purificacion Carpinteyro, Vice President of Local Services, "Embratel offers a single national number, per minute tariff charges (enabling clients to really know what they are paying for), as well as competitive prices." Embratel expects to initiate local services in all 29 cities by the end of the first quarter 2003.


EBITDA

Significant improvement in EBITDA due to improved collections

EBITDA was R$1.4 billion in 2002 representing a 36.2 percent increase relative to an EBITDA of R$997 million in 2001. EBITDA margin rose by 5.7 percentage points reaching 19.1 percent in 2002. The primary reasons for this growth were improved collections and lower interconnection costs.

During the fourth quarter 2002, the Brazilian Securities and Exchange Commission
(CVM) determined that employee profit sharing, not solely linked to profits, be classified under operating expenses. Following standard practice, Embratel previously booked this expense below the operating line. Embratel has now recorded this expense, which is linked to company performance and not only to profits, above the operating line. This expense represented a 0.4 percentage point reduction in EBITDA margin.

Also, in the fourth quarter of 2002, Embratel made provisions for severance payments of R$21 million for an incentive retirement plan. Excluding the above two factors, EBITDA for 2002 would have been R$1,410 million representing a EBITDA margin of 19.8 percent in the year.

Provision for doubtful accounts almost halved to R$627 million (8.8 percent of net revenues) in 2002 from R$1.2 billion (15.5 percent of net revenues) in 2001. This 45.7 percent decline was achieved through the introduction of aggressive blocking of fraudulent and delinquent lines as well as by the continued efficiency and cost effective collection strategies enabled by the implementation of sophisticated blocking (Infusion) and collection (CACs) systems in the first quarter of 2002. Co-billing was initiated in May 2002 with Telemar and in July with Telefonica. Embratel carefully evaluated the efficiency of co-billing operations and expects that as the scale of accounts sent to co-billing rises, this billing alternative will also contribute for further reductions in doubtful accounts.

In 2002, a total of 148 points-of-presence for interconnection (PPI) were built adding to the network which today has more than 400 owned PPIs and another 329 points-of-presence using leased lines allowing us to reach all of Brazil. This substantial increase in PPIs contributed to the reduction in the amount paid for long distance interconnection (TU-RIU) and was part of the reason that led to the decline in interconnection costs to 46.1 percent of net revenues in 2002 from 47.8 percent in 2001. The elimination of non-paying traffic from our cost base also contributed to the reduction of interconnection costs as a percentage of net revenues.

Increases in third party services - associated with SG&A and Cost of Services rose. While these expenses partially offset the reductions mentioned above, some were related to the maintenance of newly introduced systems - call blocking, collections, billing and co- billing as well as higher use of outside consultants and advisors, especially in the fourth quarter associated with the company's financing program.

This past month, Anatel determined that local operators charge R$0.79 per bill to a long distance competitor for co-billing services. Embratel has applied to Anatel to receive equal treatment. Embratel expects to be granted the same right.

Other operating income improved in 2002 due to lower provisions for legal contingencies in the current year. Also, in 2001, provisions were recorded for the write-off of unrecoverable tax credits. In the third quarter of 2002 we obtained a reduction in pension expenses related to the employer matching portion of pension expenses for employees who left the company before achieving a fully vested status. Additionally, we were successful in recovering some credits in the fourth quarter.

In the fourth quarter of 2002, EBITDA was R$316 million declining 12.8 percent from the previous quarter. Continued reductions in interconnection costs and provision for doubtful accounts were partially offset by interconnection rate increase fully implemented retroactively to June 2002. Additionally, the above mentioned severance payments and advisory fees associated with debt financing contributed to the decline in EBITDA in the fourth quarter of 2002. Excluding the severance provision and employee profit sharing, fourth quarter EBITDA would have been R$345 million representing an EBITDA margin of 20.1 percent.


EBIT

Operating income (EBIT) was R$216 million in 2002 compared to a loss of R$64 million in the previous year. This significant growth was the result of the above mentioned improvements.

In the fourth quarter 2002, EBIT was R$15 million dropping from R$74 million in the previous quarter. In addition to a R$12 million increase in depreciation, associated with more assets coming into service, fourth quarter labor provisions and advisory fees related to financing, reduced earnings.


Net Income

Fourth quarter net income was R$112 million

In the fourth quarter of 2002, net income was R$112 million compared to a loss of R$286 million in the fourth quarter of 2001. This result was brought about by our continued operating improvement and by the appreciation of the currency. Fourth quarter net income attenuated the annual 2002 loss of R$626 million. The major cause for the loss in 2002 was the effect of the devaluation of the Real vis-a-vis the US dollar (52.3 percent in the year) which exceeded the hedged portion of the Company's foreign currency debt (see Financial Position below).

Interest expense in 2002 was R$388 million while interest income was R$182 million. Interest income increased substantially compared to 2001 mainly due to fines collected from late payment.

The negative financial result for 2002 of R$1,457 million was mainly caused by negative exchange variation (net of exchange variation gains and hedge income) associated with the impact of the devaluation of the currency on the unhedged debt.


Financial Position

Total debt fell by US$ 54 million. Cash position of R$887 million.

In 2002 Embratel net debt amortization was US$54 million. US$34 million were amortized in the fourth quarter of 2002. This reduction in outstanding debt, as well as an year-end cash position of R$887 million evidence a continuous improvement in cash generation. Total borrowed funds declined to R$4.9 billion (US$1.4 billion) at year-end 2002 compared to R$5.2 billion (US$1.3 billion) at the end of the third quarter of 2002.

The Company's short-term hedged position is 62 percent. The company's hedged debt and respective average debt cost are in exhibit 16 below.

At the end of the third quarter 2002, Embratel initiated discussions with creditor institutions with respect to the financing of its debt maturing in 2003 and the first half of 2004. These discussions evolved. "The negotiations are progressing steadily. We are in the process of finalizing contractual details", said Norbert Glatt, Embratel's CFO. Embratel will disclose further information about its financing program when the transaction is completed.


Accounts Receivables

The company's net receivable position on December 31, 2002 was R$1.6 billion an improvement of more than R$241 million relative to the previous 2002 quarter. Gross receivables declined by R$117 million to R$3.6 billion, and accounted for approximately half of the reduction in net receivables - Provision for doubtful accounts of R$137 million in the fourth quarter accounted for the balance. In 2002, Embratel provisioned a total of R$627 million for doubtful accounts. Collections continue to improve and days sales outstanding, based on net receivables has dropped to 67 days, reaching its lowest point since January 2000, when Embratel initiated its own billing.


Capex

Total 2002 capital expenditures were R$1.0 billion. Compared to 2001, capex fell by a bit more than R$400 million (30 percent). The breakout of this expenditure is the following: local infrastructure and access - 24.6 percent (including
PPIs); data and Internet services - 16.9 percent; network infrastructure - 9.8 percent, others - 32.0 percent and Star One - 16.7 percent. Included in "others" are investments in IT and in switches.



Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for corporates. Service offerings: include advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

- - x - -

(tables to follow)


Exhibit 21
Embratel Participacoes SA
Corporate Law
Consolidated Income Statement
R$ thousands                                            12/31/2002
Revenues
Gross revenues                                           2.187.417
Taxes & other deductions
                                                                       (467.034)
Net revenues                                             1.720.383
Net voice revenues                                       1.178.347
Net Domestic long distance                               1.010.842
Net International long distance                            167.505
Net data communications                                    470.624
Data & Internet                                            451.321
Wholesale                                                   19.303
Net other services                                          71.412
Net revenues                                             1.720.383
Cost of Services
                                                                       (913.416)
Personnel
                                                                        (70.000)
Third-party services
                                                                        (54.135)
Interconnection & facilities
                                                                       (773.889)
Others
                                                                        (15.392)
Selling expenses
                                                                       (262.810)
Personnel
                                                                        (65.473)
Third-party services
                                                                        (57.461)
Allowance for doubtful accounts
                                                                       (137.458)
Others
                                                                         (2.418)
G&A expenses
                                                                       (244.090)
Personnel
                                                                        (33.827)
Third-party services
                                                                       (165.650)
Taxes
                                                                        (27.064)
Employee profit sharing
                                                                         (8.114)
Others
                                                                         (9.435)
Other operating income/(expense)
                                                                          15.866
EBITDA
                                                                         315.933
Depreciation and amortization
                                                                       (300.567)
Operating income (EBIT)
                                                                          15.366
Financial income (including monetary and exchange
variation)                                                  64.899
Interest income
                                                                          54.977
Exchange variation
                                                                           9.922
Financial expense (including monetary and exchange
variation)                                                 101.042
Interest expense
                                                                       (108.276)
Exchange variation
                                                                         209.318
Other non-operating income/(expense)
                                                                           (583)
Net income before tax, employee profit sharing and
minority interest                                          180.724
Income tax and social contribution
                                                                        (60.911)
Minority interest
                                                                         (7.871)
Net income / (loss)
                                                                         111.942
End of period shares outstanding (000)                 332.629.361
Earnings per 1000 shares
                                                                            0,34

Exhibit 21
Embratel Participacoes SA
Corporate Law
Consolidated Income Statement
R$ thousands                                            12/31/2001
Revenues
Gross revenues                                           2.450.078
Taxes & other deductions
                                                                       (604.197)
Net revenues                                             1.845.881
Net voice revenues                                       1.323.777
Net Domestic long distance                               1.140.967
Net International long distance                            182.810
Net data communications                                    461.653
Data & Internet                                            436.660
Wholesale                                                   24.993
Net other services                                          60.451
Net revenues                                             1.845.881
Cost of Services
                                                                       (987.155)
Personnel
                                                                        (47.135)
Third-party services
                                                                        (39.970)
Interconnection & facilities
                                                                       (885.947)
Others
                                                                        (14.103)
Selling expenses
                                                                       (781.455)
Personnel
                                                                        (59.790)
Third-party services
                                                                        (52.396)
Allowance for doubtful accounts
                                                                       (665.407)
Others
                                                                         (3.862)
G&A expenses
                                                                       (244.529)
Personnel
                                                                        (51.630)
Third-party services
                                                                       (146.354)
Taxes
                                                                        (25.255)
Employee profit sharing
                                                                           9.584
Others
                                                                        (30.874)
Other operating income/(expense)
                                                                        (22.207)
EBITDA
                                                                       (189.465)
Depreciation and amortization
                                                                       (283.014)
Operating income (EBIT)
                                                                       (472.479)
Financial income (including monetary and exchange
variation)                                                  49.686
Interest income
                                                                          25.725
Exchange variation
                                                                          23.961
Financial expense (including monetary and exchange
variation)                                                  66.104
Interest expense
                                                                        (71.657)
Exchange variation
                                                                         137.761
Other non-operating income/(expense)
                                                                        (61.209)
Net income before tax, employee profit sharing and
minority interest                                        (417.898)
Income tax and social contribution
                                                                         132.762
Minority interest
                                                                         (1.124)
Net income / (loss)
                                                                       (286.260)
End of period shares outstanding (000)                 332.932.361
Earnings per 1000 shares
                                                                          (0,86)

Exhibit 21
Embratel Participacoes SA
Corporate Law
Consolidated Income Statement
R$ thousands                                            09/30/2002
Revenues
Gross revenues                                           2.337.570
Taxes & other deductions
                                                                       (558.851)
Net revenues                                             1.778.719
Net voice revenues                                       1.256.809
Net Domestic long distance                               1.092.271
Net International long distance                            164.538
Net data communications                                    455.409
Data & Internet                                            437.676
Wholesale                                                   17.733
Net other services                                          66.501
Net revenues                                             1.778.719
Cost of Services
                                                                       (928.526)
Personnel
                                                                        (51.791)
Third-party services
                                                                        (56.777)
Interconnection & facilities
                                                                       (805.852)
Others
                                                                        (14.106)
Selling expenses
                                                                       (266.408)
Personnel
                                                                        (61.694)
Third-party services
                                                                        (49.012)
Allowance for doubtful accounts
                                                                       (152.970)
Others
                                                                         (2.732)
G&A expenses
                                                                       (238.465)
Personnel
                                                                        (32.339)
Third-party services
                                                                       (150.970)
Taxes
                                                                        (38.796)
Employee profit sharing
                                                                         (8.197)
Others
                                                                         (8.163)
Other operating income/(expense)
                                                                          17.175
EBITDA
                                                                         362.495
Depreciation and amortization
                                                                       (288.587)
Operating income (EBIT)
                                                                          73.908
Financial income (including monetary and exchange
variation)                                                 262.933
Interest income
                                                                          55.282
Exchange variation
                                                                         207.651
Financial expense (including monetary and exchange
variation)                                             (1.207.192)
Interest expense
                                                                        (97.717)
Exchange variation
                                                                     (1.109.475)
Other non-operating income/(expense)
                                                                           7.586
Net income before tax, employee profit sharing and
minority interest                                        (862.765)
Income tax and social contribution
                                                                         309.236
Minority interest
                                                                           3.885
Net income / (loss)
                                                                       (549.644)
End of period shares outstanding (000)                 332.629.361
Earnings per 1000 shares
                                                                          (1,65)

Exhibit 22
Embratel Participacoes SA
Corporate Law
Consolidated Income Statement
R$ thousands                                                  2002
Revenues
Gross revenues                                           9.217.872
Taxes & other deductions
                                                                     (2.110.794)
Net revenues
                                                                       7.107.078
Net voice revenues
                                                                       5.023.510
Net Domestic long distance
                                                                       4.356.796
Net International long distance
                                                                         666.714
Net data communications
                                                                       1.832.439
Data & Internet
                                                                       1.756.507
Wholesale
                                                                          75.932
Net other services
                                                                         251.129
Net revenues
                                                                       7.107.078
Cost of Services
                                                                     (3.755.084)
Personnel
                                                                       (228.045)
Third-party services
                                                                       (204.281)
Interconnection & facilities
                                                                     (3.274.291)
Others
                                                                        (48.467)
Selling expenses
                                                                     (1.072.601)
Personnel
                                                                       (246.668)
Third-party services
                                                                       (188.331)
Allowance for doubtful accounts
                                                                       (627.136)
Others
                                                                        (10.466)
G&A expenses
                                                                       (951.786)
Personnel
                                                                       (134.514)
Third-party services
                                                                       (585.085)
Taxes
                                                                       (163.521)
Employee profit sharing
                                                                        (31.302)
Others
                                                                        (37.364)
Other operating income/(expense)
                                                                          30.529
EBITDA
                                                                       1.358.136
Depreciation and amortization
                                                                     (1.142.168)
Operating income (EBIT)
                                                                         215.968
Financial income (including monetary and exchange          519.193
variation)
Interest income                                            182.018
Exchange variation                                         337.175
Financial expense (including monetary and exchange
variation)                                             (1.976.208)
Interest expense
                                                                       (388.042)
Exchange variation
                                                                     (1.588.166)
Other non-operating income/(expense)
                                                                         209.120
Net income before tax, employee profit sharing and
minority interest                                      (1.031.927)
Income tax and social contribution
                                                                         414.196
Minority interest
                                                                         (8.611)
Net income / (loss)
                                                                       (626.342)
End of period shares outstanding (000)                 332.629.361
Earnings per 1000 shares
                                                                          (1,88)

Exhibit 22
Embratel Participacoes SA
Corporate Law
Consolidated Income Statement
R$ thousands                                                  2001
Revenues
Gross revenues                                          10.052.001
Taxes & other deductions
                                                                     (2.591.045)
Net revenues
                                                                       7.460.956
Net voice revenues
                                                                       5.412.351
Net Domestic long distance
                                                                       4.555.279
Net International long distance
                                                                         857.072
Net data communications
                                                                       1.814.729
Data & Internet
                                                                       1.691.099
Wholesale
                                                                         123.630
Net other services
                                                                         233.876
Net revenues
                                                                       7.460.956
Cost of Services
                                                                     (4.025.601)
Personnel
                                                                       (229.972)
Third-party services
                                                                       (161.124)
Interconnection & facilities
                                                                     (3.567.487)
Others
                                                                        (67.018)
Selling expenses
                                                                     (1.576.714)
Personnel
                                                                       (227.495)
Third-party services
                                                                       (176.643)
Allowance for doubtful accounts
                                                                     (1.155.498)
Others
                                                                        (17.078)
G&A expenses
                                                                       (858.411)
Personnel
                                                                       (162.749)
Third-party services
                                                                       (442.127)
Taxes
                                                                       (180.700)
Employee profit sharing
                                                                        (18.156)
Others
                                                                        (54.679)
Other operating income/(expense)
                                                                         (2.951)
EBITDA
                                                                         997.279
Depreciation and amortization
                                                                     (1.061.631)
Operating income (EBIT)
                                                                        (64.352)
Financial income (including monetary and exchange          192.457
variation)
Interest income                                             92.281
Exchange variation                                         100.176
Financial expense (including monetary and exchange
variation)                                               (822.436)
Interest expense
                                                                       (315.053)
Exchange variation
                                                                       (507.383)
Other non-operating income/(expense)
                                                                        (75.902)
Net income before tax, employee profit sharing and
minority interest                                        (770.233)
Income tax and social contribution
                                                                         222.088
Minority interest
                                                                         (5.526)
Net income / (loss)
                                                                       (553.671)
End of period shares outstanding (000)                 332.932.361
Earnings per 1000 shares
                                                                          (1,66)

Exhibit 25
Embratel Participacoes SA
Corporate Law - Consolidated Balance Sheet
R$ thousands                                            12/31/2002
Assets
Cash and cash equivalents
                                                                         886.991
Account receivables, net
                                                                       1.590.996
Deferred and recoverable taxes
                                                                         437.838
Other current assets
                                                                         249.055
Current assets
                                                                       3.164.880
Deferred and recoverable taxes
                                                                       1.185.636
Legal deposits
                                                                         270.011
Other non-current assets
                                                                          40.385
Non-current assets
                                                                       1.496.032
Investments
                                                                         267.042
Net property, plant & equipment
                                                                       7.795.867
Deferred fixed assets
                                                                         121.787
Permanent assets
                                                                       8.184.696
Total assets                                            12.845.608
Liabilities
Personnel, charges and social benefits
                                                                         118.075
Accounts payable and accrued expenses
                                                                       1.680.690
Taxes and contributions
                                                                         252.284
Dividends and interest on capital payable
                                                                          23.466
Proposed dividends and interest on capital
                                                                          14.254
Short term debt and current portion of long term debt
                                                         2.566.482
Provisions for contigencies
                                                                          53.378
Pension plan -Telos
                                                                          63.973
Employee profit sharing
                                                                          42.113
Subsidiaries and associated companies
                                                                          96.671
Other current liabilities
                                                                         121.457
Current liabilities
                                                                       5.032.843
Taxes and contributions
                                                                          55.557
Long term debt
                                                                       2.325.453
Pension plan - Telos
                                                                         338.982
Other non-current liabilities
                                                                          27.008
Non-current liabilities                                  2.747.000
Deferred income
                                                                         121.889
Minority interest
                                                                         224.083
Paid in capital
                                                                       2.273.913
Income reserves
                                                                       1.912.113
Treasury stock
                                                                        (41.635)
Retained earnings
                                                                         575.402
Shareholders' equity                                     4.719.793
Total liabilities and shareholders' equity              12.845.608
Total borrowed funds                                     4.891.935
Net debt                                                 4.004.944
Net debt/Shareholders equity                                  0,85

Exhibit 25
Embratel Participacoes SA
Corporate Law - Consolidated Balance Sheet
R$ thousands                                            12/31/2001
Assets
Cash and cash equivalents
                                                                         652.153
Account receivables, net
                                                                       1.929.278
Deferred and recoverable taxes
                                                                         606.191
Other current assets
                                                                         189.985
Current assets
                                                                       3.377.607
Deferred and recoverable taxes
                                                                         490.604
Legal deposits
                                                                         341.562
Other non-current assets
                                                                          66.865
Non-current assets
                                                                         899.031
Investments
                                                                         169.627
Net property, plant & equipment
                                                                       7.849.429
Deferred fixed assets
                                                                         162.382
Permanent assets
                                                                       8.181.438
Total assets                                            12.458.076
Liabilities
Personnel, charges and social benefits
                                                                          99.202
Accounts payable and accrued expenses
                                                                       1.569.123
Taxes and contributions
                                                                         450.308
Dividends and interest on capital payable
                                                                          30.240
Proposed dividends and interest on capital
                                                                 -
Short term debt and current portion of long term debt
                                                         1.079.953
Provisions for contigencies
                                                                          33.573
Pension plan -Telos
                                                                          61.506
Employee profit sharing
                                                                          22.610
Subsidiaries and associated companies
                                                                          39.091
Other current liabilities
                                                                         112.258
Current liabilities
                                                                       3.497.864
Taxes and contributions
                                                                         229.462
Long term debt
                                                                       2.648.157
Pension plan - Telos
                                                                         358.343
Other non-current liabilities
                                                                             915
Non-current liabilities                                  3.236.877
Deferred income
                                                                         132.038
Minority interest
                                                                         244.625
Paid in capital
                                                                       2.273.913
Income reserves
                                                                       1.912.113
Treasury stock
                                                                        (41.101)
Retained earnings
                                                                       1.201.747
Shareholders' equity                                     5.346.672
Total liabilities and shareholders' equity              12.458.076
Total borrowed funds                                     3.728.110
Net debt                                                 3.075.957
Net debt/Shareholders equity                                  0,58

Exhibit 25
Embratel Participacoes SA
Corporate Law - Consolidated Balance Sheet
R$ thousands                                            09/30/2002
Assets
Cash and cash equivalents
                                                                         756.693
Account receivables, net
                                                                       1.831.701
Deferred and recoverable taxes
                                                                         563.547
Other current assets
                                                                         204.750
Current assets
                                                                       3.356.691
Deferred and recoverable taxes
                                                                       1.182.126
Legal deposits
                                                                         197.954
Other non-current assets
                                                                          47.470
Non-current assets
                                                                       1.427.550
Investments
                                                                         256.437
Net property, plant & equipment
                                                                       7.743.393
Deferred fixed assets
                                                                         131.936
Permanent assets
                                                                       8.131.766
Total assets                                            12.916.007
Liabilities
Personnel, charges and social benefits
                                                                         121.284
Accounts payable and accrued expenses
                                                                       1.554.899
Taxes and contributions
                                                                         289.102
Dividends and interest on capital payable
                                                                          23.483
Proposed dividends and interest on capital
                                                                 -
Short term debt and current portion of long term debt
                                                         2.360.183
Provisions for contigencies
                                                                          57.965
Pension plan -Telos
                                                                          58.219
Employee profit sharing
                                                                          34.000
Subsidiaries and associated companies
                                                                         107.548
Other current liabilities
                                                                         125.826
Current liabilities
                                                                       4.732.509
Taxes and contributions
                                                                          55.621
Long term debt
                                                                       2.823.267
Pension plan - Telos
                                                                         339.368
Other non-current liabilities
                                                                             915
Non-current liabilities                                  3.219.171
Deferred income
                                                                         119.343
Minority interest
                                                                         237.184
Paid in capital
                                                                       2.273.913
Income reserves
                                                                       1.912.113
Treasury stock
                                                                        (41.635)
Retained earnings
                                                                         463.409
Shareholders' equity                                     4.607.800
Total liabilities and shareholders' equity              12.916.007
Total borrowed funds                                     5.183.450
Net debt                                                 4.426.757
Net debt/Shareholders equity                                  0,96

Exhibit 26
Embratel Participacoes SA
Corporate Law
Consolidated Statement of Cash Flow
R$ thousands                                                  2000

Cash provided by operations:
Net Income (Loss)                                          577.090
Adjustment to reconcile net income to cash provided by
Operating activities
Depreciation/Amortization                                  856.802
Other
                                                                       (499.652)
Net Cash provided by operating activities                  934.240

Cash flow from investing activities
Capital Expenditures (excluding donations)             (1.420.187)
Other                                                       54.941
Net cash used in investing activities                  (1.365.246)

Cash flow after investments                              (431.006)

Cash flow from financing activities
Net (maturity) issuance of borrowings                      650.100
Other
                                                                       (153.884)
Net Cash from financing activities                         496.216

Increase in cash and cash equivalents                       65.210
Cash and cash equivalents at beginning of period
                                                                         357.404
Cash and cash equivalents at end of period                 422.614

Exhibit 26
Embratel Participacoes SA
Corporate Law
Consolidated Statement of Cash Flow
R$ thousands                                                  2001

Cash provided by operations:
Net Income (Loss)                                        (553.671)
Adjustment to reconcile net income to cash provided by
Operating activities
Depreciation/Amortization                                1.061.631
Other
                                                                         236.213
Net Cash provided by operating activities                  744.173

Cash flow from investing activities
Capital Expenditures (excluding donations)
                                                                     (1.465.008)
Other
                                                                        (17.270)
Net cash used in investing activities                  (1.482.278)

Cash flow after investments                              (738.105)

Cash flow from financing activities
Net (maturity) issuance of borrowings
                                                                       1.143.499
Other
                                                                       (175.855)
Net Cash from financing activities                         967.644

Increase in cash and cash equivalents                      229.539
Cash and cash equivalents at beginning of period
                                                                         422.614
Cash and cash equivalents at end of period                 652.153

Exhibit 26
Embratel Participacoes SA
Corporate Law
Consolidated Statement of Cash Flow
R$ thousands                                                  2002

Cash provided by operations:
Net Income (Loss)                                        (626.342)
Adjustment to reconcile net income to cash provided by
Operating activities
Depreciation/Amortization                                1.142.168
Other
                                                                         970.133
Net Cash provided by operating activities                1.485.959

Cash flow from investing activities
Capital Expenditures (excluding donations)
                                                                     (1.034.700)
Other
                                                                              53
Net cash used in investing activities                  (1.034.647)

Cash flow after investments                                451.312

Cash flow from financing activities
Net (maturity) issuance of borrowings
                                                                       (223.420)
Other
                                                                           6.945
Net Cash from financing activities                       (216.475)

Increase in cash and cash equivalents                      234.838
Cash and cash equivalents at beginning of period
                                                                         652.153
Cash and cash equivalents at end of period                 886.991



Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.